02019542

VF 3-21-02

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UNITED STATES
[illegible]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SOUTHAMPTON INVESTMENT SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

OFFICIAL USE ONLY

FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

SOUTHAMPTON INVESTMENT SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

(City) (State) (Zip Code)

RECEIVED
SEC MAIL PROCESSING
MAR 19 2002
WASHINGTON DC
363
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DINESH S. SHAH (215)322-8530

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICCARDI M. E.

(Name — if individual, state last, first, middle name)

10 N. STATE ST. NEWTOWN PA 18940

(Address) (City) (State)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, DINESH S. SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHAMPTON INVESTMENT SERVICES INC. as of 12-31-2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Dinesh S. Shah
Signature

President
Title

William G Barnes
Notary Public 2/23/02

NOTARIAL SEAL
WILLIAM G. BARNES, Notary Public
Warminster, Bucks County
My Commission Expires April 27, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- NO (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cohen Marketing Group
10 N. State Street
Newtown, PA 18940
215-968-2794

January 22, 2002

TO THE SHAREHOLDERS AND DIRECTORS:

I have examined the financial statements of Southampton Investment Services, Inc. as of December 31, 2001 and have issued my report thereon. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system, the procedures for safeguarding securities, and the practices and procedures the review of which is specified in subparagraphs (1) to (iv) of rule 17a-(g)(1), to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the securities exchange act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and the Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other audited procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective on internal accounting control is to provide reasonable, but not absolute, assurance as the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintenance accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes judgments by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period December 31, 2001 which was made for the purpose set forth in the first paragraph above and would not necessarily disclose all weakness in the system which may have existed during the period under review, disclosed no weakness that I believe to be material.

Yours truly,

M.E. Riccardi
Public Accountant

MER/cmr

Cohen Marketing Group
10 N. State Street
Newtown, PA 18940
215-968-2794

January 22, 2002

Mr. Dinesh S. Shah, President
Southampton Investment Services, Inc.
1476 Rosebud Road
Southampton, PA 18966

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Southampton Investment Services, Inc. as of December 31, 2001 and the related statements of income, financial earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

It is the nature of this company that securities are not held by the company but sent directly to the clearing broker. For this reason, no procedure for safeguarding securities by the company was performed.

In our opinion, except for the inability to inspect securities for the reason mentioned, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

M.E. Riccardi
Public Accountant

Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

INCOME STATEMENT FOR PERIOI DJAN 1, 2001 TO DEC 31,2001

Revenues:	
Commissions	$26,598.21
Interest	30.23
Trading	8,976.70
Dividend	15,288.64
Total Revenues	**$50,893.78**
Expenses:	
Communications	6,098.20
Publications	1,109.98
Wages	13,200.00
Payroll Taxes	1,266.17
Postage	99.25
Auto	957.44
Registration	1,276.00
Entertainment	126.15
Miscellaneous	884.15
Interest Paid	218.50
Travel	132.00
Office Supplies	131.83
Taxes	200.94
Office Equipment	**$60.39**
Res. For MJK Bankcrup.	22,062.00
TOTAL EXPENSES	$47,823.40
NET INCOME	3070.38

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

BALANCESHEET AS OF DEC 31,2001

Assets	
Current Assets	
Cash	$457.28
Securities	208,124.20
Southwest Clearing	7,327.12
Total Current Assets	**$215,908.60**
TOTAL ASSETS	**$215,908.60**
Liabilities and Shareholders Equity	
Current Liabilities	
Tax Payables	853.24
Total Liabilities	**$853.24**
Capital	
Common Shares Authorize 20,000	
No Par Value	120,000.00
Retained Earnings	95,055.36
Total Capital	**$215,055.36**
TOTAL LIABILITIES & CAPITAL	**$215,908.60**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF CHANGES IN FINANCIAL FOR PERIOD J JAN.1,20 01 TO DE(C. 31,2001

Sources of Funds	
Net Profit	$3,070.38
US Clearing	27.40
MJK Clearing	10.01
Securities	4,991.40
Total	**$8,099.19**
Uses of Funds	
Southwest Clearing	7,327.12
Decrease in Taxes Payable	747.89
Total	**$8,075.01**
Decrease in Working Capital	**($24.18)**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

RECONCILIATION OF NET CAPITAL ENDING DEC.31,2001

Net Worth At Beginning of Period Covered By This statement January 1,2001	$211,984.98
Profits (Losses) For 12 Months Ending December 31,2001	3,070.38
Total	$215,055.36
Deductions:	
Petty Cash	$73.47
Hair Cut	11,800.00
Total Deductions	**$11,873.47**
Net Capital December 31,2001	**203,181.89**
Net Computation As Per Unaudited Computation	203,183.00
Discrepancy	**($1.11)**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF RETAINED EARNINGS FOR PERIOD JAN. 1,2001 TO DEC 31,2001

Retained Earnings: January 1,2001	$91,984.98
Net Income for Period	3,070.38
Retained Earnings: December 31, 2001	$95,055.36

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

For the period (MMDDYY) from 1-1-2001 to 12-31-20[illegible]

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 91,984.98	4240
A. Net income (loss)		3,070.38	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 95,055.36	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

SOUTHAMPTON INVESTMENT SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966 as of 12-31-2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 56	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 103,182	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 203,097	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 853	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

Notes to statement of Financial Condition:

(1) Southampton Investment Services Inc., (the "company") is a broker-dealer and clears all transations through Southwest Clearing Corp.. on a fully disclosed basis.

(2) Securities are carried on a settlement data basis.

(3) Securities are valued on a market valuse basis.

(4) No sub-ordinated loans are outstanding.

(5) As a registered broker-dealer and member of NASD, the "Company" is subject to Uniform Net Capital Rule 17a –5 (a) of Securities and Exchange Commission. "Company" as of December 31, 2001, net capital of $ 203,182 against the required capital of $ 100,000.

(6) "Company" does not have any lease obligations.

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966